October 24, 2018

Ron Bentsur
Chief Executive Officer and Director
UroGen Pharma Ltd.
499 Park Avenue
New York, NY 10014

       Re: UroGen Pharma Ltd.
           Registration Statement on Form F-3
           Filed October 12, 2018
           File No. 333-227811

Dear Mr. Bentsur:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeffrey Gabor at 202-551-2544 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Charles J. Bair, Esq.